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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 10-SB

                  General Form for Registration of Securities
                 of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934




                         BIG LAKE FINANCIAL CORPORATION
                 (Name of Small Business Issuer in Its Charter)



               Florida                                  59-2613321
      (State or Other Jurisdiction of                (I.R.S. Employer
      Incorporation or Organization)                Identification No.)



1409 South Parrott Avenue, Okeechobee, FL                 34974
(Address of Principal Executive Offices)                (Zip Code)


                                 (941) 467-4663
                          (Issuer's Telephone Number)



         Securities to be registered under Section 12(b) of the Act:  None


         Securities to be registered under Section 12(g) of the Act:


                     Common Stock, par value $.01 per share
                                (Title of Class)
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                                     PART I


         Certain information required by Part I, Part II, and Part III is incorporated herein by reference, pursuant to Instruction C to Form 10-SB, from the Form 10-KSB filed by Big Lake Financial Corporation (the "Registrant or "BLF") with the Securities and Exchange Commission on March 30, 1998 for the year ended December 31, 1997 ("Form 10-KSB").


ITEM 1.  DESCRIPTION OF BUSINESS.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 1. Business," commencing on page 1 of the Form 10-KSB.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations," commencing on page 16 of the Form 10-KSB.

ITEM 3.  DESCRIPTION OF PROPERTY.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 2. Properties," commencing on page 13 of the Form 10-KSB.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 11. Security Ownership of Certain Beneficial Owners and Management," commencing on page 47 of the Form 10-KSB.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act," commencing on page 44 of the Form 10-KSB.

ITEM 6.  EXECUTIVE COMPENSATION.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 10. Executive Compensation," commencing on page 45 of the Form 10-KSB.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 12. Certain Relationships and Related Transactions," commencing on page 48 of the Form 10-KSB.


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ITEM 8.  DESCRIPTION OF SECURITIES.

         The authorized capital stock of BLF consists of 1,000,000 shares of BLF common stock, par value $.01 per share ("BLF Common Stock"). As of the date of this Form 10-SB, there were 486,815 shares of BLF Common Stock outstanding and held by approximately 562 shareholders of record. The BLF Articles of Incorporation (the "BLF Articles") also authorize BLF to issue up to 500,000 shares of preferred stock, par value $1.00 per share, none of which were issued or outstanding as of the date of this Form 10-SB.

         The following discussion is a brief summary of certain rights relating to BLF Common Stock, as determined by the BLF Articles and the BLF Bylaws. The following discussion is not intended to be a complete description of such capital stock and is qualified in its entirety by reference to governing laws and the BLF Articles and the BLF Bylaws.

         COMMON STOCK

         Holders of shares of BLF Common Stock are entitled to receive such dividends as may from time to time be declared by the Board of Directors of BLF out of funds legally available therefor. Holders of BLF Common Stock are entitled to one vote per share on all matters on which the holders are entitled to vote and do not have any cumulative rights. Holders of BLF Common Stock have no preemptive, conversion, redemption or sinking fund rights. In the event of a liquidation, dissolution or winding-up of BLF, holders of BLF Common Stock are entitled to share equally and ratably in the assets of BLF, if any, remaining after the payment of all debts and liabilities of BLF and the liquidation preferences of any outstanding shares of BLF preferred stock. The rights, preferences and privileges of holders of BLF Common Stock will be subject to any classes or series of BLF preferred stock that BLF may issue in the future.

         PREFERRED STOCK

         The BLF Articles provide that the Board of Directors of BLF is authorized, without further action by the holders of BLF Common Stock, unless such action is required in a particular case by applicable laws or regulations, to provide for the issuance of shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and relative, participating, optional and other rights, qualifications, limitations and restrictions thereof, including the dividend rate, conversion rights, voting rights, redemption price and liquidation preference, and to fix the number of shares to be included in any such classes or series. Any preferred stock so issued may rank senior to BLF Common Stock with respect to the payment of dividends or amounts upon liquidation, dissolution or winding-up, or both. In addition, any such shares of preferred stock may have class or series voting rights.

         CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF BLF ARTICLES

         Authorized Capital Stock
                                .
         The BLF Board of Directors may authorize the issuance of additional shares of BLF Common Stock or preferred stock without further action by the BLF shareholders, unless such action is required in a particular case by applicable laws or regulations. The authority to issue additional shares of BLF Common Stock or preferred stock provides BLF with the flexibility necessary to meet its future needs without the delay resulting from seeking shareholder approval. The unissued shares of BLF Common Stock and preferred stock may be issued from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of BLF. In addition, the sale of a substantial number of shares of BLF Common Stock or the sale of preferred stock to persons who have an understanding with BLF concerning the voting of such shares,





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         or the distribution or dividend of shares of BLF Common Stock or preferred stock (or the right to receive such shares) to BLF shareholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of BLF. Further, because the BLF Board has the power to determine the voting, conversion or other rights of BLF preferred stock, the issuance of a series of preferred stock to persons friendly to management could effectively discourage or preclude consummation of a change in control transaction or have the effect of maintaining the position of BLF incumbent management. BLF does not currently have any plans or commitments for BLF to use its authority to effect any such issuance, but reserves the right to take any action that the Board of Directors deems to be in the best interests of BLF and its shareholders.

         Removal of Directors.

         The BLF Articles provide that BLF directors may be removed by shareholders only for cause and only by the affirmative vote of the holders of a majority of the outstanding shares of BLF Common Stock. Under the Florida Business Corporation Act (the "Florida Act"), shareholders of a Florida corporation may remove directors with or without cause, unless the Articles of Incorporation provide that directors may be removed only for cause. BLF believes that such a provision facilitates continuity and stability of leadership and policy, and at the same time assures that directors remain accountable to shareholders who retain the right to remove such individuals for cause. Such a provision could moderate the pace of any change in control of BLF.


                                    PART II


ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters," commencing on page 15 of the Form 10-KSB. For information regarding shares of BLF Common Stock subject to outstanding options, see Part I, Item 6 "Executive Compensation" above. As of the date of this Form 10-SB, there were 486,815 shares of BLF Common Stock outstanding. The outstanding shares of BLF Common Stock are immediately eligible for sale in the public market, except for approximately 228,470 shares of BLF Common Stock which are subject to the volume limitations and the manner of sale restrictions of Rule 144 of the Securities Act of 1933 ("Securities Act"), and consist of
         (i) shares of BLF Common Stock owned by directors and executive officers of BLF, and (ii) shares of BLF Common Stock issued on October 31, 1997, to affiliates of CNB Financial Corporation ("CNB") pursuant to Rule 145 of the Securities Act in connection with the merger of CNB with BLF. The Registrant has not entered into any agreement to register any shares of BLF Common Stock under the Securities Act for sale by security holders.

ITEM 2.  LEGAL PROCEEDINGS.

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB the disclosure contained under the heading "Item 3. Legal Proceedings," commencing on page 14 of the Form 10-KSB.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not Applicable.





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ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

         Not Applicable.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Bylaws of BLF authorize it to indemnify any director, officer, employee, or agent of BLF against judgments, fines, penalties, amounts paid in settlement, and expenses incurred in any pending, threatened, or completed civil, criminal, administrative, or investigative proceeding (except an action by BLF) against him in his capacity as a director, officer, employee, or agent of BLF, or another company if serving in such capacity at BLF request, if he: (i) acted in good faith, (ii) acted in a manner in which he reasonably believed to be in, and not opposed to, the best interests of BLF, and (iii) with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. In addition, BLF may indemnify any director, officer, employee, or agent against expenses incurred in defense or settlement of any proceeding against him in his official capacity, brought by BLF, if he: (i) acted in good faith, (ii) acted in a manner in which he reasonably believed to be in, or not opposed to, the best interests of BLF, and (iii) is not adjudged to be liable (unless the Court finds that he is nevertheless reasonably entitled to indemnity for expenses for which the Court deems proper). BLF must pay the actual and reasonable expenses of any director, officer, employee, or agent who is successful on the merits or otherwise in defense of any proceeding against him in his capacity as such.

         The Bylaws of BLF also authorize it to make any other or further indemnification or advancement of expenses of any of its directors, officers, employees or agents, except for acts or omissions which constitute (i) a violation of the criminal law (unless the individual had reasonable cause to believe his conduct was lawful or no reasonable cause to believe it was unlawful), (ii) a transaction in which the individual derived an improper personal benefit, (iii) in the case of a director, a circumstance under which certain liability provisions of the Florida Act are applicable (related to payment of dividends or other distributions or repurchases of shares in violation of such Act), or (iv) willful misconduct or a conscious disregard for the best interests of BLF in a proceeding by BLF or by a BLF shareholder. BLF Bylaws permit BLF to, and it may, purchase and maintain insurance for the purpose of indemnifying its directors, officers, employees, and agents.

         Under the Florida Act, a director is not personally liable for monetary damages to a corporation or any other person for any statement, vote, decision, or failure to act, regarding corporate management or policy, unless (a) the director breached or failed to perform his or her duties as a director, and (b) the director's breach or failure to perform those duties constitutes (i) a violation of the criminal law (unless the director had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful), (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly,
         (iii) a transaction involving the payment of dividends or other distributions or repurchases of shares in violation of the Florida Act, (iv) in a proceeding by or in the right of the corporation to procure judgment in its favor or by or in the right of a shareholder, conscious disregard by the director for the best interests of the corporation, or willful misconduct, or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission by the director which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety, or property.









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                              FINANCIAL STATEMENTS

         In response to this Item, the Registrant hereby incorporates by reference from the Form 10-KSB (i) the financial statements included in Exhibit 13.1 to the Form 10-KSB and (ii) the Opinion of Stevens, Thomas, Schemer & Sparks, P.A., which was included in Exhibit 13.1 to the Form 10-KSB.



                                    PART III


ITEM 1.  INDEX TO EXHIBITS


             EXHIBIT
             NUMBER                                DESCRIPTION
             ------                                -----------
                 3.1      -       Restated Articles of Incorporation of Big Lake Financial Corporation (Incorporated by
                                  reference to Exhibit 3.1 to BLF's Registration Statement No. 333-30779 (the
                                  "Registration Statement"))

                 3.2      -       Bylaws of Big Lake Financial Corporation (Incorporated by reference to Exhibit 3.2 to the Registration Statement)

                 4.1      -       Specimen Stock Certificate of Big Lake Financial Corporation (Incorporated by
                                  reference to Exhibit 4.1 to the Registration Statement)

                10.1      -       Big Lake Financial Corporation 1987 Stock Option Plan and amendment thereto
                                  (Incorporated by reference to Exhibit 10.1 to the Registration Statement) *

                10.2      -       Lease dated December 11, 1989 between AAA Warehouse, Inc. and Clewiston National Bank and Amendment thereto dated November 28, 1995 (Incorporated by reference to Exhibit
                                  10.2 to the Registration Statement)

                10.3      -       Lease dated April 1, 1981 between Earl R. Gamer and Clewiston National Bank and
                                  Modification and Lease Extension Agreement thereto dated April 1, 1996 (Incorporated by reference to Exhibit 10.3 to the Registration Statement)

                  21      -       List of Subsidiaries of Big Lake Financial Corporation (Incorporated by reference to
                                  Exhibit 21 to BLF's Form 10-KSB for the year ended December 31, 1997)

                23.1      -       Consent of Stevens, Thomas, Schemer & Sparks, P.A.

_______________________

* Represents a management contract or compensation plan or arrangement required to be filed as an exhibit.

DESCRIPTION OF EXHIBITS

         The description of exhibits is included in Item 1 of Part III of this registration statement and is incorporated herein by reference.





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                                   SIGNATURES


         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Big Lake Financial Corporation




Date: April 22, 1998                    By:  /s/  Edwin E. Walpole, III
                                           ----------------------------------
                                             Edwin E. Walpole, III
                                             Chairman, President and
                                             Chief Executive Officer





                                        By:  /s/  Joe G. Mullins
                                           -----------------------------------
                                             Joe G. Mullins
                                             Executive Vice President and Chief
                                             Administrative Officer





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                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                        DESCRIPTION                              PAGE
------                        -----------                              ----

23.1         Consent of Stevens, Thomas, Schemer & Sparks, P.A.          8





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